

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Jim Schutz
Chief Operating Officer, General Counsel, Corporate Secretary and Director
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954

>   **Re: Oculus Innovative Sciences, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2010**
>   **Filed June 8, 2010**
>   **File No. 001-33216**

Dear Mr. Schutz:

We have completed our review of your Form 10-K and do not have any further comments at this time.

Sincerely,

Amanda Ravitz
Assistant Director

CC (by facsimile):   Amy M. Trombly, Esq. — Trombly Business Law, PC